FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 14, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces that today the Company have participated in a conference with financial analysts, to discuss 2003 second quarter results.	3

EXHIBIT A

Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces that today the Company have participated in a conference with financial analysts, to discuss 2003 second quarter results.

Buenos Aires, August 14, 2003 - Petrobras Energía Participaciones S.A. (MERVAL: PBE, NYSE: PZE) announces that today the Company have participated in a conference with financial analysts, to discuss 2003 second quarter results.

The contents of the press release published on August 11, 2003 were discussed and in addition, the following statements were made on the Company´s future outlook:

Investments anticipated for the year 2003 for the Company´s businesses as a whole will total approximately 300 million dollars, about 87% of which are focused on the Oil and Gas Exploration and Production business segment.

Based on preliminary estimates, investments for the year 2004 might reach 400 million dollars.

Combined oil and gas production would amount to 165 thousand average boe for 2003, and to 170 thousand boe by the end of this year.

This press release contains forward-looking statements based on current estimates and assumptions made by the Company´s management, and the same involve known and unknown risks. Though the Company believes that the information and assumptions upon which these statements and projections are based are updated, reasonable and complete, a combination of factors may cause actual results to be materially different from projections, anticipated results or any other estimate contained herein. Accordingly, no assurance can be given by the Company or its management that the anticipated future results will be reached.